Elf Labs, Inc.

ANNUAL REPORT

481 South Holt Ave,

Los Angeles CA 90048

This annual report is dated April 30, 2025

THE COMPANY AND ITS BUSINESS

As used in this Annual Report unless the context otherwise requires, the terms “Company”, “Elf Labs”, “we”, “our” and “us” refer to Elf Labs, Inc. unless the context indicates otherwise.

COMPANY HISTORY

Elf Labs is a media company founded in 2006 that owns the copyrights to the Junior Elf books, which contain some of the most notable IP in the children’s entertainment space. This includes characters such as Sleeping Beauty, Snow White, Cinderella, The Little Mermaid, and Rapunzel. The company works to leverage these assets by integrating these renowned characters into fresh entertainment content across a series of different verticals, including animated series, mobile games, licensing and merchandising, interactive web content, and more. The Issuer is incorporated in Delaware and operates its business in California.

Elf Labs’ primary focus is on growing and using its library of copyrights and trademarks in order to create strong, immersive content for its audience. The issuer plans to utilize their existing copyrights to produce children’s entertainment content and merchandise featuring their characters. These revenue streams include original animated series, mobile games, interactive web content, as well as licensing fees and merchandise sales. The company is currently working to establish these channels, and has confidence in their ability to quickly grow due to the popularity of the characters within their portfolio.

The issuer is currently in the process of developing new animated series based on these characters in collaboration with Snowball Studios with a goal of selling or licensing the show to existing content hosting companies, or selling the product directly to consumers on existing platforms such as YouTube. The issuer is also working to develop content through additional mediums, such as an interactive website and mobile games. Elf Labs has secured partnerships with technology providers that allow for the efficient production and marketing of its content and characters at a cost that is below what the competitors in the space incur.

Elf Labs looks to go to market with an initial push of its original series along with exclusive merchandise and web content featuring these fresh interpretations of these classic characters. This strategy will begin with the release of Robo Stars, a robot and science fiction twist on the traditional fairy tale characters, before progressing into further developments of the IP. This push is intended to disrupt the traditional entertainment industry model by appealing directly to consumers through hosting platforms such as YouTube, while still potentially licensing the content to appear on other entertainment platforms. This widespread effort will have the purpose of establishing the Elf Labs brand and characters and creating a large, invested audience that will be interested in future Elf Labs content and characters.

As the issuer scales its operations and produces more content, it intends to monetize all the different media creation channels open to it. This includes developing further animated series, web content, and games based on more characters from its IP library, as well as the licensing and merchandising of these characters to generate direct revenue through sales.

The issuer is also set to launch and operate its own Mobile Virtual Network (MVN) network in partnership with T-Mobile called Elf Mobile, Elf Mobile will offer it’s customers a tailored mobile plan with that pairs unlimited calling, texting, and data with exclusive entertainment and gaming content that leverage Elf Lab’s trademarked characters and stories. These offerings include augmented/virtual reality experiences, child-friendly content, unique entertainment tailored to young adults, and additional benefits and rewards. Utilizing cutting edge security technology, Elf Mobile plans to be the premier mobile plan for parents when they look to get kids their first phone. The issuer owns 80% of Elf Mobile, Inc.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company’s team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:
David Phillips	CEO	2023-Present	Full-time
Directors:
David Phillips	Director	2023-Present	5
Marianne Phillips	Director	2023-Present	5

David Phillips

David Phillips is an accomplished entrepreneur and business leader, with a proven track record of success in multiple industries. He is the CEO of Elf Labs and began serving in that role in January, 2023. Elf Labs (previously Toon Studio) focuses on entertaining and enlightening through immersive entertainment, gaming, and consumer product licensing. Previously, David co-founded Jurny in January 2017, a hospitality tech company pioneering the next generation of tech-first, on-demand accommodations, scaling the company all over the US and Internationally, before leaving the day-to-day operations to take over Elf Labs.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table describes our capital structure as of April 2025:

Class of Equity	Authorized Limit*	Issued and Outstanding		Committed, Not-issued	Available
Class A Voting Common Stock	60,000,000	50,000,000		0	10,000,000
Class B Non-Voting Common Stock	10,000,000	1,793,344	*	0	8,206,656

Includes approximately 800,515 shares from the Company’s January 2025 Regulation CF round. The Company is currently finalizing the issuance of these shares, including any bonus shares.

FINANCIAL DISCUSSION

Our financial statements can be found as an exhibit to this filing. The financial statements were audited by SetApartFS (FY2024 and FY2023). The following discussion should be read in conjunction with our audited financial statements.

Operating Results

For the fiscal year ended December 31, 2024, the Company had revenues of $264,751 compared to the year ended December 31, 2023, when the Company had revenues of $386,206. This decrease in revenue was related to licensing revenue the Company received from a single source in 2023 that it did not receive in 2024.

However, the Company recognized costs of net revenue of $44,529 in 2024, compared to $382,464 in 2023. This resulted in a 5700% increase in gross profit from 2023 to 2024.

In 2024, the Company recognized $1,941,493 in operating expenses, as compared to $854,757 in operating expenses for 2023. The largest driver for the increase in operating expenses was related to $940,904 spent on sales and marketing in 2024, versus $2,247 in 2023.

Liquidity and Capital Resources

As of December 31, 2023, the Company had cash on hand of $846,579 and as of December 31, 2024, the Company had cash on hand of $736,272.

This change is due to an increase in cash as the result of additional financing the Company received in 2024.

In October 2024, the Company closed a Regulation CF fundraise, resulting in $1,860,670.15 in gross proceeds, issuing 973,171 shares of Class B Common Stock. Additionally, in 2024, the Company raised $25,000 in additional capital pursuant to rule 506c of Regulation D.

In February 2025, the Company closed a second Regulation CF fundraise, resulting in $1,510,931.00 in gross proceeds and issuing 798,515 shares of Class B Common Stock.

As of March 31, 2025, the Company had cash on hand of $1,270,132.40.

With a current burn rate of approximately$80,000 per month, the company can currently operate for approximately 12-15 more months without additional financing, assuming no change in the Company’s revenue.

The Company currently has no other sources of capital beyond revenue from operations and planned equity financing rounds.

Plan of Operations and Milestones

The Company is currently working to develop its own original content featuring their copyrighted characters. They plan to make this content available directly to consumers online, while also exploring potential licensing deals with existing streaming platforms. The Company has previously licensed their characters for merchandising efforts and saw that their characters were extremely popular, providing confidence that their story and characters will resonate with audiences.

After establishing an initial go to market strategy and developing an audience, the Company plans to expand their efforts both into new mediums and into new characters. This will entail following the initial success of their original animated show with more shows utilizing different characters in the Company’s portfolio, and also producing new content for immersive web experiences, mobile gaming, and exploring new merchandising opportunities.

As part of our strategy of growth, we anticipate future rounds of fundraising. These funds will be needed to help market the initial iterations of our product so that they can find an audience and establish our brand. We will also need additional funds to help develop more content and continue growing the company and scaling our operations.

RECENT OFFERINGS OF SECURITIES

During the year ended December 31, 2023, the Company received $602,000 in proceeds from an investor term sheet. The Company will issue shares pursuant to the agreement and pursuant to rule 506b of Regulation D, however the share price has not yet been finalized.

In October 2024, the Company closed a Regulation CF fundraise, resulting in $1,860,670.15 in gross proceeds and issuing 973,171 shares of Class B Common Stock. Additionally, in 2024, the Company raised $25,000 in additional capital pursuant to rule 506c of Regulation D, issuing 15,000 shares of Class B Common Stock.

In February 2025, the Company closed a second Regulation CF fundraise, resulting in $1,510,931.00 in gross proceeds and issuing 798,515 shares of Class B Common Stock.

Funds from the above three investments will be used for business operations, salaries, marketing, and product development.

INDEBTEDNESS

The company currently holds $511,163 of debt in the form of short-term loans and credit cards, $4,915 of which are loans payable to related parties. For more details on related party transactions, please refer to Note 2 of the Company’s audited financial statements.

The Company holds no long-term debt.